October 22, 2024

Gayn Erickson
President and Chief Executive Officer
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539

       Re: Aehr Test Systems
           Registration Statement on Form S-3
           Filed October 15, 2024
           File No. 333-282661
Dear Gayn Erickson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ross McAloon